Exhibit 99.4
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Lorus Therapeutics Inc. (“Lorus” or the “Company”)
2 Meridian Road
Toronto, Ontario
M9W 4Z7 Canada

Date of Material Change

May 1, 2007.

2.	News Release

The press release reporting the material change was issued on May 1, 2007 in Toronto, Ontario via Canada NewsWire Group, a copy of which is attached hereto as Schedule “A”.

3.	Summary of Material Change

The Company announced on May 1, 2007 that it has signed an agreement with 6707157 Canada Inc. (“Investor”) and an affiliate thereof to recapitalize and reorganize Lorus’ business which, if completed, will result in the addition of approximately $7.8 million in non-dilutive financing for the Company.

4.	Full Description of Material Change

The Company announced on May 1, 2007 that it has signed an agreement with 6707157 Canada Inc. and an affiliate thereof to recapitalize and reorganize Lorus’ business which, if completed, will result in the addition of approximately $7.8 million in non-dilutive financing for the Company.

Under the terms of the agreement, Lorus will transfer all of its assets and liabilities and all of the shares of its subsidiaries held by it to a new company (“Newco”). Current securityholders in Lorus will exchange their securities in Lorus for equivalent securities in Newco (the “Exchange”) and the board of directors and management of Lorus will continue as the board of directors and management of Newco. Newco will change its name to Lorus Therapeutics Inc. and apply for a substitutional listing of the common shares of Newco on both the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Following the transaction, Newco will continue to carry on the business carried on by Lorus but will have the benefit of the non-dilutive financing.

In connection with the transaction and after the Exchange, the share capital of Lorus will be reorganized into voting common shares and non-voting common shares and the Investor will acquire from Newco and the Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares by making a cash payment to Newco and the Selling Shareholders equal to approximately $8.5 million on closing of the transaction less an escrowed amount of $600,000, subject to certain post-closing adjustments.

In addition to the exchange of securities described above, shareholders who are not residents of the United States will receive voting common shares of Lorus and shareholders who are residents of the United States will receive a nominal cash payment instead of voting common shares. As well, as a condition of the agreement, High Tech Beteilingungen GmbH & Co. KG and certain other shareholders of Lorus (the “Selling Shareholders”), representing approximately 24% of Lorus’ issued and outstanding share capital, have agreed to vote in favour of the transaction and to sell to the Investor the voting common shares to be received under the agreement at the same price per share as will be paid to shareholders who are residents of the United States. The directors and officers of Lorus who are security holders have expressed their intention to vote in favour of the transaction.

Current Lorus shareholders, other than residents of the United States and the Selling Shareholders, will receive approximately 59% of the Lorus voting common shares representing, upon completion of the transaction, an economic equity interest of approximately 0.5% of Lorus in addition to their continued equity interest in Newco.

The restructuring will be completed by way of a plan of arrangement and is subject to approval by the Ontario Superior Court of Justice and Lorus’ s securityholders in accordance with applicable laws. The transaction is also subject to regulatory approval, including approval of the TSX and AMEX.

Also as a condition of the transaction, the holder of the secured convertible debentures has agreed to vote in favour of the transaction. The Company has agreed to repurchase such holder’s outstanding three million common share purchase warrants at a purchase price of $252,000.

5.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

6.	Omitted Information

Not applicable.

7.	Executive Officer

Aiping Young
President and Chief Executive Officer
(512) 336-7797

8.	Date of Report

May 11, 2007.

Schedule A - Press Release

LORUS THERAPEUTICS ANNOUNCES REORGANIZATION RESULTING IN
APPROXIMATELY $7,800,000 OF NON-DILUTIVE FINANCING

TORONTO, CANADA - May 1, 2007 - Lorus Therapeutics Inc. (“Lorus” or the “Company”) (TSX: LOR; AMEX: LRP), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has signed an agreement with 6707157 Canada Inc. (“Investor”) and an affiliate thereof to recapitalize and reorganize Lorus’ business which, if completed, will result in the addition of approximately $7.8 million in non-dilutive financing for the Company. If the transaction is completed, the funds will be used to further advance the Company’s product pipeline without diluting the equity interest of its shareholders.

Under the terms of the agreement, Lorus will transfer all of its assets and liabilities and all of the shares of its subsidiaries held by it to a new company (“Newco”). Current securityholders in Lorus will exchange their securities in Lorus for equivalent securities in Newco (the “Exchange”) and the board of directors and management of Lorus will continue as the board of directors and management of Newco. Newco will change its name to Lorus Therapeutics Inc. and apply for a substitutional listing of the common shares of Newco on both the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Following the transaction, Newco will continue to carry on the business carried on by Lorus but will have the benefit of the non-dilutive financing.

In connection with the transaction and after the Exchange, the share capital of Lorus will be reorganized into voting common shares and non-voting common shares and the Investor will acquire from Newco and the Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares by making a cash payment to Newco and the Selling Shareholders equal to approximately $8.5 million on closing of the transaction less an escrowed amount of $600,000, subject to certain post-closing adjustments.

In addition to the exchange of securities described above, shareholders who are not residents of the United States will receive voting common shares of Lorus and shareholders who are residents of the United States will receive a nominal cash payment instead of voting common shares. As well, as a condition of the agreement, High Tech Beteilingungen GmbH & Co. KG and certain other shareholders of Lorus (the “Selling Shareholders”), representing approximately 24% of Lorus’ issued and outstanding share capital, have agreed to vote in favour of the transaction and to sell to the Investor the voting common shares to be received under the agreement at the same price per share as will be paid to shareholders who are residents of the United States. The directors and officers of Lorus who are security holders have expressed their intention to vote in favour of the transaction.

Current Lorus shareholders, other than residents of the United States and the Selling Shareholders, will receive approximately 59% of the Lorus voting common shares representing, upon completion of the transaction, an economic equity interest of approximately 0.5% of Lorus in addition to their continued equity interest in Newco.

The restructuring will be completed by way of a plan of arrangement and is subject to approval by the Ontario Superior Court of Justice and Lorus’ securityholders in accordance with applicable laws. The transaction is also subject to regulatory approval, including approval of the TSX and AMEX.

Also as a condition of the transaction, the holder of the secured convertible debentures has agreed to vote in favour of the transaction. The Company has agreed to repurchase such holder’s outstanding three million common share purchase warrants at a purchase price of $252,000.

“We are delighted to have entered into these arrangements,” commented Dr. Aiping Young, President and CEO of Lorus. “If approved by the securityholders we believe this arrangement will provide Lorus with a significant increase in liquidity without diluting existing securityholders. The additional funds will lessen our dependence on the capital markets and will allow us to accelerate the clinical development of our lead compounds and enhance the development of our drug pipelines. This transaction will not affect Lorus’ current shareholder equity interests, or our corporate focus except in a positive way through the additional financing.”

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus has several product candidates in multiple Phase II clinical trials and has completed one Phase II and one Phase III clinical trial. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward looking statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements or the transactions described in this press release to be materially different from any future results, performance, achievements transactions described in this press release, if at all, that may be expressed or implied by such forward-looking statements, including, among others: the progress of negotiations; our ability to obtain regulatory, securityholder and other approvals; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com.

Enquiries:
For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 1-416-798-1200 ext. 490
ir@lorusthera.com